UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Convening of 2026 Annual General Meeting of Shareholders

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”) and the amended and restated articles of association of Formula Systems (1985) Ltd. (“Formula”), on Monday, June 15, 2026, Formula notified the holders of its ordinary shares, nominal value NIS 1.00 per share (“ordinary shares”) (including ordinary shares represented by American Depositary Shares) regarding its upcoming 2026 annual general meeting of shareholders (the “Meeting”).

The Meeting will be held at Formula’s offices, located at Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, at 2:00 p.m. (Israel time) on Monday, July 20, 2026. The record date for the determination of the holders of ordinary shares entitled to vote at the Meeting is Wednesday, June 17, 2026.

The formal notice, proxy statement, and proxy card for the Meeting are furnished as exhibits to this Report of Foreign Private Issuer on Form 6-K, as listed below:

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. 2026 Annual General Meeting of Shareholders to be held on Monday, July 20, 2026.
99.2	Proxy Card with respect to Formula Systems (1985) Ltd. 2026 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: June 15, 2026	By:	/s/ Asaf Berenstin
		Name:	Asaf Berenstin
		Title:	Chief Financial Officer

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